

May 29, 2014

<u>Via E-mail</u>
Daniel Brauser, CEO
uSell.com, Inc.
33 E. 33rd Street, Suite 1101
New York, New York 10016

Re: **uSell.com, Inc.**
Amendment No. 2 to Registration Statement on Form S-1
Filed May 21, 2014
File No. 333-184007

Dear Mr. Brauser:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies, page 26</u>

<u>Revenue Recognition, page 26</u>

<u>Consumer Electronics Referrals, page 26</u>

1.   We note your response to comment 6. We also note that your business has had a low rate of refunds to buyers. Please quantify the amount of refunds or other reimbursements you have given to buyers as a percentage of corresponding revenues for the years ended December 31, 2013 and 2012, respectively, and for the three months ended March 31, 2014 and 2013, respectively.

<u>Consent from Independent Registered Public Accounting Firm, Exhibit 23.1</u>

2.   Please have your auditors provide a signed consent.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Brian S. Bernstein, Esq.
        Nason, Yeager, Gerson, White & Lioce, P.A.